Filed Pursuant to Rule 433

Registration Statement No. 333-173827

June 10, 2011

WhiteGlove Health, Inc.

The article attached as Appendix A (the “Article”) was published by Forbes.com on June 7, 2011 and references a proposed public offering (the “Offering”) of securities of WhiteGlove Health, Inc. (formerly known as WhiteGlove House Call Health, Inc., and referred to in this filing as “we,” “us,” “WhiteGlove” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-173827), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article describes the Offering and makes reference to certain statements made by Robert Fabbio, the President and Chief Executive Officer of the Company, or otherwise attributed to the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains several factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared or reviewed by the Company or any other Offering participant prior to publication. Forbes.com, the publisher of the article, routinely publishes articles on business, entrepreneurs and the healthcare industry. Forbes.com is not affiliated with the Company or any Offering participant, and no payment was made nor was any consideration given to Forbes.com by or on behalf of the Company or any other participant in the Offering in connection with the publication of the Article.

You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

With the exception of statements and quotations attributed directly to Robert Fabbio or the Company and not disclaimed below, or derived from the Company’s public filings, the Article represents the author’s or others’ opinions and is not endorsed or adopted by the Company or any other Offering participant. Statements in the Article that are attributed directly to Mr. Fabbio or the Company were not intended and should not be considered as offering material.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

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The article attributes to Mr. Fabbio the statement that he thinks of the Company as the “Costco of healthcare.” The Company is a membership based business like Costco or AAA where members have access to services or products, and this statement is intended to compare us to Costco only in that respect.

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The Article reports that “[i]ndividuals and businesses pay $300 to $400 per person annually to join and $35 for each house call from a nurse practitioner and that includes generic prescriptions.” As of the date of the Article, our published pricing is $420 per year per person for individuals and $300 per year per person for employers for our Mobile Primary Care Membership Service. Furthermore, for our Mobile Chronic Care Membership Service our published pricing is $420 per year per person for one chronic disease, $600 per year per person for two chronic diseases, and $780 per year per person for three or more chronic diseases, for both individuals and employers.

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The Article reports that WhiteGlove has lowered “the ratio of administrators to health care providers from 5:1 to 0.5:1.” According to the Medical Group Management Association’s 200 benchmarks, traditional health care providers have an administrative and support staff to clinical personnel (which refers to physicians) ratio of 4 or 5 to 1. WhiteGlove’s ratio of administrative and support staff to clinical personnel (which primarily refers to nurse practitioners) is less than 1 to 1.

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The Article reports that “600,000 members have signed on in Texas’ five largest metropolitan areas as well as Phoenix and Boston.” As of March 31, 2011, we had approximately 459,000 individual, employer, and insurance plan members in seven major metropolitan markets (Austin, TX; Boston, MA; Dallas, TX; Fort Worth, TX; Houston, TX; Phoenix, AZ; and San Antonio, TX). In 2010, more than 99% of our members were within our Texas markets. We are currently providing medical care to employees and dependents of approximately 100 employers that are paying us directly for the membership fees and approximately 300 employers whose memberships are paid for through our insurance relationships. We have approximately 19,000 individual and employer members that are paid for directly. In addition, WhiteGlove has entered into capitation agreements with Aetna and Humana to provide services to approximately 440,000 members of their full risk health insurance plans within our Texas service areas.

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The Article states that the Company has “raised $28.9 million in venture capital backing through four financing rounds.” The Company has raised total capital of approximately $28.2 million, including approximately $23.1 million in venture financing, approximately $0.9 million in startup financing and a total of approximately $4.25 million in debt financing, of which approximately $2.5 million remains outstanding.

Forward-Looking Statements

Some of the information in this filing may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “will,” “may,” “believe,” “expect,” “anticipate,” “assume,” “forecast,” “predict,” “intend,” “plan,” “estimate,” “potential,” “continue,” or the negative of those terms or other variations of them or comparable terminology. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties, many of which are beyond our ability to control or predict. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the preliminary prospectus. The risk factors and other factors noted throughout the preliminary prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	our expectations regarding our revenue, expenses, sales, and operations;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to attract and retain individual, employer and private health insurance provider members;

•	our ability to anticipate market needs or develop new or enhanced services to meet those needs;

•	our ability to manage growth and to expand our infrastructure;

•	our ability to establish and maintain intellectual property rights;

•	our ability to manage expansion into new geographic markets;

•	our ability to hire and retain key personnel;

•	our expectations regarding the use of proceeds from the Offering;

•	our ability to successfully identify, manage, and integrate any potential acquisitions; and

•	our anticipated cash needs and our estimates regarding our capital requirements, and our need for additional financing.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that we file with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, WhiteGlove, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling WR Hambrecht + Co., LLC toll-free at 800-673-6476; Rodman & Renshaw, LLC at 212-430-1710, or from WhiteGlove’s website at http://www.housecallhealth.com or the website of WR Hambrecht + Co., LLC at http://www.wrhambrecht.com/ind/auctions/openipo/whch/index.html. You can also request more information by sending an email to info@wrhambrecht.com.

APPENDIX A

WhiteGlove Delivers Health Care To You

Jun. 7 2011 - 8:39 am | 503 views | 0 recommendations | 0 comments

By PETER COHAN

Image via Wikipedia

You leave your driveway at 9 a.m. for a doctor’s appointment; you sign in; wait a few hours; and finally get in to see your doctor who prescribes medication. You get back in the car, drive to the pharmacy, wait in a line for your prescription, pay for it. By the time you’re returning to your driveway, it’s 2:30 in the afternoon. A fine day, wasted.

That’s what happened to Bob Fabbio a few years ago in Austin, Texas. That’s where Tivoli, a software company he founded in 1989, was headquartered. Fabbio left in 1991 and in 1996, the then-$50 million in revenue and 300 employee start-up was sold to International Business Machines (IBM). Fabbio had more entrepreneurial success before stepping out in 2006 when he had that fateful day at the doctor’s.

A month before that day, he had been thinking that he wanted to start a new company. Since he had spent his career in technology, he thought it would be interesting if it was a service business. But he wanted to pick one with a “large, messy market, complex subject matter,” and where his technology background could give his company “an unfair advantage.”

When he was returning from the pharmacy that day, Fabbio realized that health care would fit the bill. So he decided to start WhiteGlove Health. WhiteGlove brings primary and chronic care services to its members at home or the office 365 days a year, 8am to 8pm. Fabbio launched it in late 2007 and thinks of it as the “Costco of healthcare.”

The concept is simple enough from the patient’s perspective. Individuals and businesses pay $300 to $400 per person annually to join and $35 for each house call from a nurse practitioner and that includes generic prescriptions.

Fabbio believes that WhiteGlove’s service includes four unique elements that are hard for competitors to replicate:

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Health care experience innovation. WhiteGlove operates every day and meets care needs by going to patients’ homes or offices. It delivers diagnostic service, food, beverages and drugs. In 2009 and 2010, WhiteGlove made over 30,000 visits throughout Texas and its service quality was rated excellent by 99% of its customers.

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Business model. WhiteGlove charges $35 per visit and allows members to use the service on an unlimited basis. WhiteGlove does not file insurance claims for any of the visits or the generic prescription medications prescribed to any of its employer or consumer members. This business model is especially attractive to self-insured employers and those consumers on consumer driven health plans.

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Customer acquisition. WhiteGlove knows how to sell to employers and its pitch to them is that the service will save them money because its fixed costs are lower and it does not file claims against the employers health plan. In June 2010, for example, WhiteGlove helped 240 employees save $77,000 while avoiding the work disruption of 172 employee visits to the doctor.

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IT Innovation. WhiteGlove operates with no paper and has built a seamless, integrated technology platform that connects nurse practitioners, members, laboratories, and pharmacists. The increase in efficiency and reduction in errors leads to lower overhead — cutting the ratio of administrators to health care providers from 5:1 to 0.5:1.

To finance the business, Fabbio raised $28.9 million in venture capital backing through four financing rounds. 600,000 members have signed on in Texas’ five largest metropolitan areas as well as Phoenix and Boston.

In May 2011, WhiteGlove filed for an Initial Public Offering using a so-called OpenIPO process with WR Hambrecht as a lead underwriter. The prospectus shows a mixture of good and bad financial results. The good news is that WhiteGlove has grown at an average rate of 253% to $4 million in revenues in between 2008 and 2010.

The bad news is that WhiteGlove’s loss of $5.5 million exceeds its revenues and the company had about $4 million in cash at the end of 2010 which means that unless it can raise more cash or start earning a profit, it could burn through its remaining cash in the not too distant future. WhiteGlove’s comment on the bad news is that it’s ”in rapid growth mode. Not being profitable in this stage of growth is typical for a start-up that is investing in its business.”

Fabbio has proven his entrepreneurial mettle in the past. If WhiteGlove can pull off its IPO, he may get the cash he needs to show that the company can turn a compelling vision into a profitable operation.